[REED SMITH LOGO]
Dale S. Freeman Direct Phone: 415.659.5932 Email: dfreeman@reedsmith.com	Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 415.543.8700 Fax 415.391.8269
May 5, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Attn.: Peggy Fisher, Assistant Director
           Eduardo Aleman, Staff Attorney
Mail Stop 60-10
100 F. Street, N.E.
Washington, DC 20549-6010
Re:	Volcano Corporation Registration Statement on Form S-1 Filed March 24, 2006 File No. 333-132678
Dear Ms. Fisher and Mr. Aleman:
     On behalf of Volcano Corporation (“Volcano”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated April 17, 2006, relating to the filing of the above-referenced Registration Statement (the “Registration Statement”). Volcano is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”). Under separate cover, courtesy copies of the Amendment, marked to show changes, and supplemental materials are also being sent.
     The responses below correspond to the paragraph numbers of the Staff’s letter, the text of which have been incorporated into this response letter for convenience. The pages referenced below correspond to the page numbers of the prospectus contained in the Amendment.
Form S-1
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Securities and Exchange Commission
May 5, 2006

     Volcano confirms that it will include all non-Rule 430A information in any preliminary prospectus that it circulates.
Summary, page 1
2.	Your disclosure on page 2 states that based on clinical studies 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque. We note the disclosure on page 12, however, which seems to indicate that a causal connection between vulnerable plaque and coronary events has not been established and is only a possibility at this point. Please clarify the extent to which clinical studies have shown that vulnerable plaque is a contributing factor in the cause of coronary events.
     As set forth in the supplemental support provided under separate cover to the Staff, Volcano respectfully notes that (1) up to 86% of heart attacks and 88% of strokes may be caused by vulnerable plaque that has ruptured and (2) vulnerable plaque that has ruptured is the main cause of a majority of heart attacks and strokes. As such, while there may be other contributing factors, vulnerable plaque that has ruptured is the principal contributing factor to heart attacks and strokes. Since a strong causal connection between vulnerable plaque that has ruptured and coronary events is supported by industry data, Volcano has revised the disclosure in the risk factor to clarify that the risk relates to whether technology may be developed to successfully identify the composition of the plaque, and whether such plaque is likely to rupture and cause coronary events.
3.	Please revise your document as needed to explain technical terms. For example, define “lumen” and “percutaneous interventional procedures,” and clarify the meaning of your “vfusion offering” when these terms are first used in the summary.
     In response to the Staff’s comment, Volcano has revised the disclosure in the prospectus to provide a more complete description of technical terms where necessary to improve investor understanding.
4.	Please disclose when you expect commercialization of your s5i and s5ge consoles to begin.
     In response to the Staff’s comment, Volcano has revised the disclosure on page 1 to set forth the timing of expected commercialization of its s5i and s5ge consoles.
5.	Please revise your disclosure in the summary to balance your disclosure that you had worldwide revenues of $91.5 million in 2005 with the fact that since inception you have not been profitable, and disclose the amount of your net losses.

Securities and Exchange Commission
May 5, 2006

     In response to the Staff’s comment, Volcano has provided additional disclosure on page 1, including disclosure regarding its operating expenses and net losses in 2005 and its accumulated deficit since inception.
6.	Please provide supplemental support for the industry data attributed to the American Heart Association. Provide independent support for the industry data cited here and in the Business section.
     In response to the Staff’s comment, Volcano has provided supplemental support to the Staff under separate cover for the industry data attributed to the American Heart institution and for the industry data cited elsewhere in the prospectus.
Risk Factors, page 10
We manufacture our IVUS catheters... page 14
7.	Expand your disclosure to address the reasons why the equipment you use for the manufacture of the scanners located on your phased array catheters is no longer produced or supported by a third party. Please describe in further detail why you have engaged a third party to develop an automated assembly system to replace this equipment. If the equipment has become obsolete, please disclose.
     In response to the Staff’s comment, Volcano has added the requested disclosure on page 14. Specifically, the disclosure explains that the manufacturer of the equipment currently used by Volcano has ceased operations as a result of changes in the automation of manufacturing processes. In addition, the revised disclosure explains why Volcano has elected to engage a third party to develop a new system to replace this equipment.
Since we have no definitive agreement with Paieon... page 15
8.	Please expand this risk factor to address the fact that during the fourth quarter of 2005 you recorded write-downs for the excess and obsolete IVUS IVG inventory, impairment of IVUS IVG diagnostic equipment and accruals related to future non-cancelable IVUS IVG inventory purchase commitments.
     In response to the Staff’s comment, Volcano respectfully directs the Staff to pages 49, 51 and F-34. As indicated in Management’s Discussion and Analysis and the financial statements, Volcano performed an assessment of the valuation of the inventory and other assets, including

Securities and Exchange Commission
May 5, 2006

long-lived assets, associated with the IVUS IVG console. For the quarter ended on December 31, 2005, Volcano recorded write-downs for the excess and obsolete IVUS IVG inventory, impairment of IVUS IVG diagnostic equipment and accruals related to future non-cancelable IVUS IVG inventory purchase commitments for an aggregate financial charge of $3.4 million. Volcano believes that there is no further risk to it related to the excess and impaired inventory and that the impact of this charge has been clearly disclosed in Management’s Discussion and Analysis and the financial statements such that potential investors can fully assess the impact on Volcano’s on-going business and operations. As noted on page 49, the assessment was performed in conjunction with the proposed introduction of the s5 family of IVUS consoles in 2006. Volcano does not believe that the write-downs will reduce the demand for its products. In light of the forgoing, Volcano respectfully submits that that no further disclosure is necessary.
To market and sell our products internationally... page 16
9.	Quantify the portion of revenues derived from each named distributor.
     In response to the Staff’s comment, Volcano has revised the disclosure on page 16 to quantify the portion of revenues from each named distributor.
10.	Disclose the termination date of the distribution agreement with Fukuda Denshi.
     In response to the Staff’s comment, Volcano has revised the disclosure on page 16 to include the termination date of the distribution agreements with Fukuda Denshi.
If our products, or malfunction of our products, cause or contribute to death... page 25.
11.	Please expand your disclosure to further describe what actions you have taken in response to the 19 malfunctions involving the separation of catheter tips during procedures. Explain briefly what adjustments, if any, you made to address the malfunction of your products. Disclose any material consequences to patients or persons using your products resulting from the malfunctions.
     In response to the Staff’s comment, Volcano has added the requested disclosure on pages 26 and 27. Specifically the disclosure describes the actions Volcano has taken in response to the cited malfunctions, the risk of product mishandling and Volcano’s conclusion that there is no evidence that the catheters were manufactured incorrectly. Volcano respectfully submits that the 19 incidents represent 0.008% of 244,623 catheters that Volcano has manufactured since July 2003 through March 2006. In addition, the disclosure states that no injuries to patients resulted

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May 5, 2006

from these malfunctions and that current product labeling includes a warning designed to prevent these types of malfunctions.
We depend on one distributor to hold the shonins related to our FM products imported into Japan... page 26
12.	Briefly describe what it means to “hold the shonins.” Also disclose the percentage of revenues attributable to sales in Japan.
     In response to the Staff’s comment, Volcano has revised the disclosure in the risk factor on page 24 entitled, “If we encounter difficulties with the transfer of Japanese regulatory approvals . . . “, to explain what is meant by “holding the shonins.”
     In response to the Staff’s comment, Volcano has provided additional disclosure in the risk factor on page 27 to disclose the amount of revenue attributable to sales of FM products in Japan as a percentage of Volcano’s revenue attributable to FM products and as a percentage of Volcano’s total revenue.
13.	We note your belief that although your distribution agreement with Goodman expired in 1999 you believe that an “agreement” exists. Please revise to clarify the type of agreement you believe exists and whether you believe, and the basis for such belief, it has any legally binding effect.
     In response to the Staff’s comment, Volcano has revised the disclosure on page 27 regarding the agreement with Goodman.
     Further, as Volcano discloses in the Amendment, while there has been no formal amendment extending the terms of the agreement executed in 1994 by Goodman and Cardiometrics (the “1994 Agreement”), Volcano and Goodman continue to operate in accordance with the terms of the 1994 Agreement. This course of conduct, which includes the submission by Goodman of purchase orders, the fulfillment by Volcano of those orders, the payment by Goodman for products received and the adopting of pricing exhibits for such products, has established a valid and binding oral agreement that is based on the express terms and conditions of the 1994 Agreement. Volcano believes that the revised risk factor discloses an accurate summary of the salient facts concerning the relationship with Goodman and the risk to Volcano in the event that the relationship with Goodman changes. In this regard, Volcano respectfully submits that further disclosure is unnecessary for understanding Volcano’s relationship with Goodman and assessing the risks related thereto.
Management’s Discussion and Analysis, page 43

Securities and Exchange Commission
May 5, 2006

14.	Please revise to provide a context for your statements that you are the “only company” that offers phased array catheters, and that following your anticipated commercial launch of your Revolution rotational IVUS catheter, you will be the “only company” that offers both phased array and rotational catheters. For example, clarify whether you are the only company worldwide to offer these catheters or if your statement is limited to a geographical area.
     In response to the Staff’s comment, Volcano has revised the disclosure in Management’s Discussion and Analysis on page 44 to clarify the context and geographical scope regarding the claim that Volcano is the only company that offers phased array catheters.
Results of Operations, page 45
15.	We note your disclosure on page 77 that you signed a supply and distribution agreement with GE in March 2006 for the purchase of your s5i and s5ge consoles. Revise your Management’s Discussion and Analysis to discuss the nature and terms of the agreement with GE and how you expect it to impact your sales to non-Japanese customers.
     In response to the Staff’s comment, Volcano has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 44 and 45 regarding the nature and terms of the supply and distribution agreement with GE, including disclosure that discusses expected impact on sales to non-Japanese customers. Specifically, the disclosure indicates that sales of the s5ge product have not yet commenced, no minimum purchase requirements exist under the agreement and the forecasts to be provided by GE will not be binding. Historically, Volcano has not entered into a similar form of distribution agreement. As a result of the foregoing, Volcano respectfully submits to the Staff that it does not have a basis for making an independent estimate of the impact this agreement will have on Volcano’s sales to non-Japanese customers and does not have the means or experience by which to review or validate estimates made by other parties, including GE. Based on the foregoing, Volcano believes that any estimates on the expected impact on sales could be misleading to investors.
Business, page 58
16.	Please tell us whether Millennium Research Group:
•	makes its industry reports publicly available,
•	received compensation from you for preparation of the statistics,
•	prepared the statistics for use in the registration statement, or

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May 5, 2006

•	has consented to your use of its statistics in your document.
     Volcano respectfully advises the Staff that the Millennium Research Group (“MRG”) makes its reports available to the public upon the payment of a license fee. Other than license fees paid by Volcano, MRG has not received any compensation from Volcano and has received no compensation from Volcano for the preparation of the statistics used in the Registration Statement. MRG did not prepare the statistics contained in the cited report for use in the registration statement. Volcano’s license agreement with MRG includes the consent of MRG for Volcano’s use of MRG’s statistics in the Registration Statement.
17.	Please provide us with the peer reviewed articles and published medical literature from Massachusetts General Hospital and Harvard Medical School.
     In order to clarify the source of the disclosure on page 67, Volcano has revised the disclosure to state that published literature by researchers who are affiliated with Massachusetts General Hospital and Harvard Medical School support the disclosure. In response to the Staff’s comment, and as noted in Volcano’s response to comment 6, Volcano has supplementally provided this published medical literature under separate cover.
Vulnerable Plaque, page 64
18.	We note your disclosure that vulnerable plaque “is responsible for” the majority of heart attacks and strokes. Your disclosure on page 58, however, states that clinical studies show that this type of plaque “may be” the cause of a large percentage of heart attacks. Similarly, your disclosure on page 12 seems to indicate that despite a “possible” connection show in post-mortem studies, hypothetical models and statistical analyses, clinical studies have yet to show that vulnerable plaque is a contributing factor in the cause of coronary events. If the causal connection between vulnerable plaque and coronary events is uncertain, please clarify this here and throughout your prospectus.
     In response to the Staff’s comment, Volcano has revised the statement on page 67 regarding the relationship of vulnerable plaque that has ruptured with coronary events. Volcano respectfully directs the Staff to Volcano’s response to comment 2.
Our IVUS Products, page 68
19.	Please expand your disclosure to clarify the meaning of your statement that you are working with Paieon to develop IVUS and angiographic image “co-registration functionality” for your IVUS consoles.

Securities and Exchange Commission
May 5, 2006

     In response to the Staff’s comment, Volcano has expanded the disclosure by adding a new paragraph under the caption “IVUS and angiography co-registration” on page 73.
Our FM Products, page 70
20.	Tell us the objective standard by which you measured your Smartwire pressure guidewires in the internal testing you conducted and the basis for your conclusion that they are the “best handling pressure guidewires on the market.”
     In response to the Staff’s comment, Volcano has deleted the disclosure stating that the Smartwire pressure guidewires are the “best handling pressure guidewires on the market.”
Clinical Program, page 72
21.	Please provide independent support for the statements that certain of your clinical studies are the “world’s first.”
     In response to the Staff’s comment, Volcano has deleted the disclosures stating that certain clinical studies are the “world’s first” clinical study of the types described in this section.
Carotid Artery Plaque Virtual Histology Evaluation (CAPITAL), page 74
22.	Please revise your disclosure to describe in greater detail the current addressable patient population treatable though the endovascular techniques described in this section.
     In response to the Staff’s comment, Volcano has revised the disclosure on page 78 to describe in greater detail the addressable patient population treatable through endovascular techniques.
Supply and Distribution Agreement with GE, page 77
23.	We note from your disclosure in the prospectus and from exhibit 10.28 that you have entered into a supply and distribution agreement with GE, pursuant to which GE may sell your products in Iran and Syria. Iran and Syria are identified as state sponsors of terrorism by the State Department, and are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. Please describe for us your

Securities and Exchange Commission
May 5, 2006

current, historical, and anticipated direct or indirect business activities in or contacts with Iran and Syria, whether pursuant to the agreement with GE or pursuant to other direct or indirect arrangements.
     Volcano respectfully advises the Staff that it has no current, historical or anticipated direct or indirect business activities in, or contracts with, Iran or Syria pursuant to either the arrangement with GE or pursuant to other direct or indirect arrangements. In the event Volcano ever decides to enter into an arrangement with Iran or Syria, such arrangement will only be made in accordance with valid authorizations from Treasury Department’s Office of Foreign Assets Control (Iran) and the Commerce Department’s Bureau of Industry and Security (Syria), as well as all other applicable import and export regulations.
24.	Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether these activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived from direct or indirect business activities in or contacts with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Syria.
     Volcano respectfully directs the Staff to the response to comment 23 above.
Manufacturing, page 80
25.	We note your disclosure that certain regulatory authorities have inspected your current facility and have noted observations for improvements and minor findings. Please expand this disclosure to identify the particular authority or authorities that found violations and describe the nature of the violations. Address the materiality to your business of the possible actions by these authorities against you in the event they find significant shortcomings.
     In response to the Staff’s comment, Volcano has added the requested disclosure on pages 83 and 84. Specifically, the disclosure expands the description of the inspections by various regulatory authorities, names them, and provides information regarding their observations and

Securities and Exchange Commission
May 5, 2006

findings. In addition, the disclosure addresses the materiality to Volcano’s business that possible actions by authorities would have in the event these authorities find significant shortcomings. Volcano advises the staff that it has added disclosure on pages 25 and 84 to describe the results of a recent FDA inspection and Volcano’s anticipated response to this inspection.
Management, page 88
26.	Please expand your disclosure of Mr. Lussier’s background to include his prior business experience from March 2001 to March 2002.
     In response to the Staff’s comment, Volcano has revised the disclosure of Mr. Lussier’s background on page 93 to include his prior business experience from March 2001 to March 2002.
Related Party Transactions, page 98
27.	Please confirm that your discussion also includes any currently proposed transactions or series of similar transactions to which you or any of your subsidiaries is to be a party.
     In response to the Staff’s comment, Volcano advises the Staff that there are no such proposed transactions to which Volcano or any of its subsidiaries will be a party. Volcano had revised the disclosure on page 102 to indicate the foregoing.
Principal stockholders, page 100
28.	Please identify the individuals who have voting and/or investment control for the entities in the table. This information can be included in footnotes 2 and 3.
     In response to the Staff’s comment, Volcano has revised the disclosure to identify the individuals who have voting and and/or investment control for the entities in the footnotes to the table on pages 105 and 106.
Financial Statements
Consolidated Statements of Operations, page F-4

Securities and Exchange Commission
May 5, 2006

29.	We note that you have presented the total amount of stock-based compensation included in each income statement line item for the periods presented in a footnote at the bottom of your consolidated statements of operations. If you choose to present this information separately on the consolidated statements of operations, revise to present the information in a parenthetical note to the appropriate income statement line items. Revise your statements of operations data on pages 8 and 40 and elsewhere in the filing as necessary. Refer to the guidance in SAB Topic 14.F.
     In response to the Staff’s comment, Volcano has removed the stock-based compensation footnote that was located at the bottom of the consolidated statements of operations on pages 8, 41 and F-4. As permitted by SAB Topic 14.F., the stock-based compensation footnote has been retained in the quarterly operations data table in Management’s Discussion and Analysis and a table containing the stock-based compensation has been added to footnote number 9 of the consolidated financial statements.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
-Property and Equipment, page F-10
30.	Reference is made to your property and equipment footnote on page F-19. You state on page F-10 that property and equipment includes certain medical diagnostic equipment that is located at the customer premises. Tell us, and revise to clarify for the reader, the purpose of the equipment at the customer premises (for example, for sales demonstrations, performance evaluation period programs, etc.) and the amount of such at each balance sheet date.
     Volcano advises the Staff that medical diagnostic equipment refers to capital equipment that is loaned to certain customers that purchase and use Volcano’s single-procedure disposable products. Volcano retains title to the equipment and it is generally depreciated over a period of three years. In response to the Staff’s comment, Volcano has revised the disclosure in the property and equipment footnote on page F-10 to clarify the purpose of the medical diagnostic equipment.
-Net Loss Per Share, page F-14
31.	We note that you have issued warrants to purchase an aggregate of up to 3,400,339 shares of common stock at an exercise price of $.01. Paragraph 10

Securities and Exchange Commission
May 5, 2006

of SFAS 128 states shares issuable for little or no cash consideration upon the satisfaction of certain conditions should be considered outstanding common shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. In essence, consideration for the vested warrants has been received since the exercise price is de minimus and it is likely the vested warrants will be exercised with an expected initial public offering price of somewhat greater than the exercise price. Therefore, it would appear that the vested warrants should be considered in your basic earnings per share computation for those periods in which they were outstanding and vested. Tell us how you have considered the vested stock warrants issued for nominal or no consideration in your computation of basic earnings per share. Advise or revise your basic earnings per share and related earnings per share footnote to disclose that vested warrants have been included in your computation of basic earnings per share and the reason for such inclusion.
     In response to the Staff’s comment, per paragraph 10 of SFAS 128, Volcano has revised the basic earnings per share and related earnings per share footnote to disclose that vested warrants with an exercise price of $0.01 per share, representing common shares issuable for little or no cash consideration, have been included in our computation of basic earnings per share.
-Revenue Recognition, page F-12
32.	We note that you enter into sales arrangements with customers that contain multiple elements or deliverables that are accounted for by you under the guidance in EITF 00-21. Tell us and revise here and in critical accounting policies to discuss the nature and terms of such arrangements.
     Volcano advises the Staff that the multiple elements or deliverables of its revenue arrangements include consoles, options for the console, single-use disposable products and service and maintenance agreements. The sale of these products and services are often contemplated in a single arrangement with delivery of the elements sometimes occurring in different periods. In response to the Staff’s comment, Volcano has revised the Critical Accounting Policies in Management’s Discussion and Analysis and the Summary of Significant Accounting Policies footnote to discuss the nature of multiple element arrangements.
33.	We note that you account for all sales incentive costs including cash discounts, customer promotional allowances and volume rebates as a reduction of revenue in accordance with EITF 01-09. Tell us and revise here and in critical accounting policies, to the extent significant, to describe the type of sales incentives that are offered to your customers and distributors.
     Volcano advises the Staff that sales incentive costs are primarily comprised of negotiated discounts offered to customers that purchase Volcano’s consoles. In response to the Staff’s

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May 5, 2006

comment, Volcano has revised the disclosure in critical accounting policies and the revenue recognition footnote.
Note 9. Stockholders’ Deficit, page F-29
34.	Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price. We may have further comments in this regard when the amendment containing that information is filed.
     Volcano advises the Staff that an estimated IPO price or range of prices has not yet been established. Volcano will communicate the requested information when said information becomes available.
Note 14. Related Parties, page F-34
35.	We note in July 2003 you entered into agreements with Medtronic, Inc. to provide a license to manufacture and market certain products incorporating your IVUS technology. You were paid $2.5 million in exchange for a fully-paid, royalty-free, perpetual, irrevocable, worldwide license of which you are recognizing the license fee over the term of the arrangement. We note that you were granted the right to terminate the distribution rights to Medtronic under certain conditions and subject to a payment of $2 million. We further note that in January 2006 you terminated the distribution rights granted to Medtronic, and in lieu of payment of the termination fee, you will transfer an agreed amount of product to Medtronic. In this regard, tell us and revise this note for the following:
•	Identify the conditions that allowed you to terminate the arrangement
•	Identify the product you are selling using the license from Medtronic
•	Indicate the reason for terminating such arrangement
•	Tell the reader how you will account for the termination in the subsequent period.
     In response to the Staff’s comment, Volcano respectfully advises the Staff of the following:

Securities and Exchange Commission
May 5, 2006

•	According to the terms of the original option to distribute agreement, dated July 2003, between Volcano and Medtronic (the “2003 Option Agreement”), Volcano provided Medtronic with an option to distribute certain products on terms to be negotiated and mutually agreed upon by the parties upon the expiration, in June 2007, of Volcano’s distribution agreement with Fukuda Denshi Co. The 2003 Option Agreement provided that the terms to be negotiated by Medtronic and Volcano would be substantially similar to the terms of the agreement with Fukuda. Under the terms of the 2003 Option Agreement, Volcano had the right to terminate the agreement in the event that, prior to December 31, 2006, (i) Volcano consummated an initial public offering of shares of its common stock or sold all or substantially all of its assets, whether by merger, combination, sale of assets, sale of shares, licensing, or otherwise, and (ii) within three business days following the public offering or sale of assets, as applicable, Volcano paid to Medtronic $2,000,000. Volcano was under no obligation to terminate the 2003 Option Agreement; the right to terminate was provided only to Volcano under the terms of the 2003 Option Agreement.
•	Notwithstanding the termination provisions described above, in January 2006, Medtronic and Volcano agreed to terminate the 2003 Option Agreement pursuant to the terms of a new agreement (the “2006 Agreement”). Under the 2006 Agreement, the distribution option was terminated and Medtronic waived its right to receive a $2,000,000 termination fee. In exchange for the option termination and the waiver of the termination fee, Volcano agreed to provide Medtronic with a certain quantity of s5tm grayscale ultrasound imaging system consoles. No cash has been, nor will be, exchanged between the parties with respect to the termination of the 2003 Option Agreement. Volcano terminated the 2003 Option Agreement so that it would obtain greater flexibility in developing and executing its product sales strategies in Japan.
•	Volcano does not sell any product using any license from Medtronic. Rather, Medtronic sells its Pioneer re-entry device that incorporates certain Volcano IVUS imaging components under an exclusive license from Volcano.
•	Volcano has accounted for the distribution of consoles under the 2006 Agreement as a selling, general and administrative expense by accruing the estimated $315,000 cost of the s5tm grayscale ultrasound imaging system consoles in the first quarter of 2006 (the period in which the new agreement was executed and the liability to deliver the consoles established).
     In response to the Staff’s comment, Volcano has revised Note 14 to provide additional disclosure regarding the termination of the 2003 Agreement.

Securities and Exchange Commission
May 5, 2006

Part II — Information Not Required in Prospectus
Item 17. Undertakings, page II-5
36.	Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).
     In response to the Staff’s comment, Volcano has revised the disclosure on page II-6 to include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.
[remainder of this page intentionally left blank]

Securities and Exchange Commission
May 5, 2006

     Volcano respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (415) 659-5932.
Sincerely,
Reed Smith LLP

/s/ Dale S. Freeman
Dale S. Freeman

cc:	R. Scott Huennekens John T. Dahldorf Michael Sanders, Esq. Steven G. Rowles, Esq.